                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 6)(1)

                           SAZTEC INTERNATIONAL, INC.
                      -------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                   805842 10 1
                      -------------------------------------
                                 (CUSIP Number)

                            James D. Rosener, Esquire
                               Pepper Hamilton LLP
                          1235 Westlakes Dr., Suite 400
                                Berwyn, PA 19312
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 36 Pages)

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 2 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Tallard Infologix N.V.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,753,174
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,753,174
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,753,174
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                39.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 3 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Tallard B.V.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,753,174
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,753,174
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,753,174
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                39.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 4 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Bancroft (Antilles) N.V.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands Antilles
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,753,174
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,753,174
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,753,174
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                39.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 5 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Hammerwood (B.V.I.) Limited
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The British Virgin Islands
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   3,045,327 (includes 1,027,153 shares issuable upon the
BENEFICIALLY   |     |   conversion of a promissory note and its accrued
  OWNED BY     |     |   interest through the date of this statement)
   EACH        |_____|________________________________________________________
 REPORTING     |     |
PERSON WITH    |  8  |   SHARED VOTING POWER
               |     |
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   3,045,327 (includes 1,027,153 shares issuable upon the
               |     |   conversion of a promissory note and its accrued
               |     |   interest through the date of this statement)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,045,327
          (includes 1,027,153 shares issuable upon the conversion of a promissory note and its accrued interest through the date of this statement)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                55.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 6 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Maida Vale Limited
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,292,153 (includes 1,027,153 shares issuable upon
BENEFICIALLY   |     |   the conversion of a promissory note and its accrued
  OWNED BY     |     |   interest through the date of this statement)
   EACH        |_____|________________________________________________________
 REPORTING     |     |
PERSON WITH    |  8  |   SHARED VOTING POWER
               |     |
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,292,153 (includes 1,027,153 shares issuable upon
               |     |   the conversion of a promissory note and its accrued
               |     |   interest through the date of this statement)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,153 (includes 1,027,153 shares issuable upon the conversion of a promissory note and its accrued interest through the date of this statement)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 7 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Domain Foundation
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Liechtenstein
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   2,976,198 (includes 1,027,153 shares issuable upon
BENEFICIALLY   |     |   the conversion of a promissory note and its accrued
  OWNED BY     |     |   interest through the date of this statement)
   EACH        |_____|________________________________________________________
 REPORTING     |     |
PERSON WITH    |  8  |   SHARED VOTING POWER
               |     |   69,129
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   2,976,198 (includes 1,027,153 shares issuable upon
               |     |   the conversion of a promissory note and its accrued
               |     |   interest through the date of this statement)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   69,129
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,045,327
          (includes 1,027,153 shares issuable upon the conversion of a promissory note and its accrued interest through the date of this statement)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                55.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                OO
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 8 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Elmwood Investments Holdings Ltd.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   2,976,198 (includes 1,027,153 shares issuable upon
BENEFICIALLY   |     |   the conversion of a promissory note and its accrued
  OWNED BY     |     |   interest through the date of this statement)
   EACH        |_____|________________________________________________________
 REPORTING     |     |
PERSON WITH    |  8  |   SHARED VOTING POWER
               |     |   69,129
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   2,976,198 (includes 1,027,153 shares issuable upon
               |     |   the conversion of a promissory note and its accrued
               |     |   interest through the date of this statement)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   69,129
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,045,327
          (includes 1,027,153 shares issuable upon the conversion of a promissory note and its accrued interest through the date of this statement)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                55.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  805842 10 1             SCHEDULE 13D               Page 9 of 36 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Peder Wallenberg
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Sweden
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D STATEMENT

                  This Amendment No. 6 (this "Amendment"), dated September 25, 2000, to the statement on Schedule 13D, filed by Tallard B.V., Bancroft (Antilles) N.V., Hammerwood (B.V.I.) Limited and Peder Wallenberg (the "Statement") is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, by (i) Tallard Infologix N.V., a company incorporated in the Netherlands ("Infologix"), (ii) Tallard B.V., a company incorporated in The Netherlands ("Tallard"), (iii) Bancroft (Antilles) N.V., a company incorporated in The Netherlands Antilles ("Bancroft"), (iv) Hammerwood (B.V.I.) Limited, a company incorporated in the British Virgin Islands ("Hammerwood"), (v) Elmwood Investments Holdings Ltd., a company incorporated in the British Virgin Islands ("Elmwood"), (vi) Domain Foundation, an enterprise foundation created under the laws of Lichtenstein ("Domain"), (vii) Maida Vale Limited, a company incorporated in the British Virgin Islands ("Maida Vale") and (viii) Peder Wallenberg, an individual who is a citizen of Sweden and a resident of Sweden ("Wallenberg"). Infologix, Tallard, Bancroft, Hammerwood, Elmwood, Domain, Maida Vale and Wallenberg are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". The Amendment is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit 99.1 hereto.

                  This Amendment is being filed to reflect (i) purchases and transfers made by certain Reporting Persons, (ii) that Wallenberg is no longer a beneficial owner of the Common Stock (as defined hereafter) of the Issuer (as defined hereafter) and (iii) a change in intent.

Item 1.           Security and Issuer.

                  The title of the class of equity securities to which this statement relates is the common stock, no par value ("Common Stock"), of Saztec International, Inc., a California corporation (the "Issuer"). The principal executive office of the Issuer is located at 43 Manning Road, Billerica, Massachusetts 01821-3966.

Item 2.           Identity and Background.

                  Infologix is wholly owned by Tallard, which is wholly owned by Bancroft. Bancroft is wholly owned by Hammerwood. Maida Vale is wholly owned by Hammerwood. Elmwood owns 75% of the Class A shares of Hammerwood and 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain.

(a)-(c), (f)      The name, residence or business address, principal occupation, employment or business, and, as appropriate, the citizenship or place of organization of the Reporting Persons, and each person who is an executive officer or director or a person controlling Infologix, Tallard, Bancroft, Hammerwood, Elmwood, Domain and Maida Vale, are set forth on Schedule I attached hereto and incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I attached hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Reporting Persons have acquired, or disposed of, securities of the Issuer since the date of filing of Amendment No. 5. Consideration for the purchases of the securities of the Issuer by certain Reporting Persons was derived from working capital of such Reporting Persons.

                   In December, 1993, Tallard converted a $1,750,000 loan to the Issuer, including interest accrued thereon, into 588,328 shares of Common Stock. In March, 1994, Tallard acquired 62,500 shares of Common Stock and a warrant to purchase 62,500 shares of Common Stock, which has expired, for a total purchase price of $250,000. In October, 1994, Tallard acquired 306,513 shares of Common Stock for a purchase price of $750,000. In November, 1994, Tallard acquired 75,000 shares of Common Stock from Tallard Technologies, Inc., a Netherlands corporation, for a purchase price of $225,000. In May, 1997, Tallard transferred all shares and warrants of the Issuer to Infologix. In June, 1997, Infologix acquired 700,000 shares of Common Stock and warrants to purchase 700,000 shares of Common Stock, which have expired, for a total purchase price of $700,000. In November, 1997, Infologix acquired 83,333 shares of Common Stock. In December 1996, Wallenberg transferred all shares in Tallard to Hammerwood. From May 1998 to August 1998, Hemingfold Investments Ltd., B.V. ("Hemingfold"), a British Virgin Islands company and a wholly owned subsidiary of Hammerwood, acquired 230,000 shares of Common Stock. In August 1998, Hemingfold transferred all 230,000 shares of Common Stock to Maida Vale. In August 1998, Maida Vale acquired 35,000 shares of Common Stock.

                  Pursuant to the Convertible Note Subscription Agreement dated on June 30, 2000, between the Issuer and Maida Vale, Maida Vale tendered to the Issuer $500,000, and the Issuer issued to Maida Vale a convertible promissory note (the "Note"), in the principal amount of $500,000, payable in full by June 30, 2001. At any time prior to the payment in full of the Note, Maida Vale has the right to convert the Note and accrued interest thereon into shares of Common Stock at a conversion price of $.50 per share.

                  Infologix and Maida Vale have entered into an agreement with Datamatics Technologies, Ltd., an Indian corporation ("Datamatics"), to sell to Datamatics 2,018,174 shares of Common Stock at a price of $.47 per share for an aggregate purchase price of $948,541.78 (the "Transaction"). Prior to the closing of the Transaction, Maida Vale is obligated to convert the Note and its accrued interest thereon into shares of Common Stock and upon the closing of the

Transaction, Maida Vale will be obligated, pursuant to a voting agreement, to vote such shares, for a period of two years from the date of the voting agreement, in accordance with Datamatics' instructions as to the election of directors nominated by Datamatics. Upon the closing of the Transaction, Datamatics will be obligated, pursuant to a voting agreement, to vote all of its shares of Common Stock it holds, for a period of two years from the date of the voting agreement, in accordance with Maida Vale's instructions as to the election of the director nominated by Maida Vale. In addition, the voting agreement will require Maida Vale to vote all of its shares of Common Stock in accordance with Datamatics' instructions, for a period of two years from the date of the voting agreement, in the case of the following potential transactions that require shareholder votes to be taken: (i) sale of all or substantially all of the Issuer's assets; (ii) the acquisition of the Issuer by another corporation or entity by consolidation, merger or other reorganization in which the holders of the Issuer's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, or any other consolidation, merger or other reorganization involving the Issuer; (iii) the liquidation, dissolution, winding-up or similar transaction of the Issuer; (iv) the amendment or proposed amendment of the articles of incorporation or bylaws of the Issuer, provided that such amendment or proposed amendment does not adversely affect the rights of Infologix or Maida Vale; (v) the reincorporation of the Issuer in a jurisdiction other than California; and (vi) any matter relating to the Issuer's European operations.

Item 4.           Purpose of Transaction.

                  The Reporting Persons acquired the securities described herein to increase their equity interest in the Issuer. Pursuant to the Transaction, Infologix and Maida Vale have a present intent and proposal that would result in: (i) the disposition of its shares of Common Stock of the Issuer; and (ii) a change in the present Board of Directors of the Issuer.

Item 5.           Interest in Securities of the Issuer.

(a)-(b):

         5.1      Amount beneficially owned by Wallenberg                  -0-

                  Percent of class beneficially owned by Wallenberg        -0- %

                  Number of Shares of Common Stock as to which Wallenberg has:

                  (i)      Sole power to vote or to direct the vote        -0-

                  (ii)     Shared power to vote or to direct the
                           vote                                            -0-

                  (iii)    Sole power to dispose or to direct
                           the disposition of                              -0-

                  (iv)     Shared power to direct the disposition          -0-

         5.2      Amount beneficially owned by Infologix             1,753,174

                  Percent of class beneficially owned by Infologix        39.2%

                  Number of Shares of Common Stock as to which Infologix has:

                  (i)      Sole power to vote or to direct the vote  1,753,174

                  (ii)     Shared power to vote or to direct the
                           vote                                         -0-

                  (iii)    Sole power to dispose or to direct
                           the disposition of                        1,753,174

                  (iv)     Shared power to direct the disposition      -0-

         5.3      Amount beneficially owned by Tallard               1,753,174

                  Percent of class beneficially owned by Tallard          39.2%

                  Number of Shares of Common Stock as to which Infologix has:

                  (i)      Sole power to vote or to direct the vote  1,753,174

                  (ii)     Shared power to vote or to direct the
                           vote                                        -0-

                  (iii)    Sole power to dispose or to direct
                           the disposition of                        1,753,174

                  (iv)     Shared power to direct the disposition      -0-

         5.4      Amount beneficially owned by Bancroft              1,753,174

                  Percent of class beneficially owned by
                  Bancroft                                            39.2%

                  Number of Shares of Common Stock as to which Bancroft has:

                  (i)      Sole power to vote or to direct the vote   1,753,174

                  (ii)     Shared power to vote or to direct the
                           vote                                          -0-

                  (iii)    Sole power to dispose or to direct
                           the disposition of                         1,753,174

                  (iv)     Shared power to direct the disposition        -0-

         5.5      Amount beneficially owned by Maida Vale             1,292,153

                  Percent of class beneficially owned by Maida Vale(1)     23.5%

                  Number of Shares of Common Stock as to which Maida Vale has:

                  (i)      Sole power to vote or to direct the vote   1,292,153

                  (ii)     Shared power to vote or to direct the
                           vote                                          -0-

                  (iii)    Sole power to dispose or to direct
                           the disposition of                         1,292,153

                  (iv)     Shared power to direct the disposition        -0-

         5.6      Amount beneficially owned by Hammerwood             3,045,327

                  Percent of class beneficially owned by
                  Hammerwood(1)                                            55.4%

                  Number of Shares of Common Stock as to which Hammerwood has:

                  (i)      Sole power to vote or to direct the vote   3,045,327



-------------------------
(1) Assumes the conversion of the Note and its accrued interest thereon by Maida Vale on the date of this statement.

                  (ii)     Shared power to vote or to direct the
                           vote                                         -0-

                  (iii)    Sole power to dispose or to direct
                           the disposition of                         3,045,327

                  (iv)     Shared power to direct the disposition       -0-


         5.7      Amount beneficially owned by each of Elmwood
                  and Domain(2)                                       3,045,327

                  Percent of class beneficially owned by each of Elmwood
                  and Domain(3)                                          55.4%

                  Number of Shares of Common Stock as to which each of Elmwood and Domain has:

                  (i)      Sole power to vote or to direct the vote   2,976,198

                  (ii)     Shared power to vote or to direct the vote    69,129

                  (iii)    Sole power to dispose or to direct the
                           disposition of                             2,976,198

                  (iv)     Shared power to direct the disposition        69,129

(c) Maida Vale and the Issuer entered into the Convertible Note Subscription Agreement, dated as of June 30, 2000, whereby Maida Vale tendered to the Issuer $500,000 and the Issuer issued to Maida Vale the Note (as described in Item 3 above). At any time prior to the payment in full of the Note, Maida Vale has the right to convert the Note and accrued interest thereon into shares of Common Stock at a conversion price of $.50 per share.

(d) No person other than the Reporting Persons and the Peder Sager Wallenberg Charitable Trust, a charitable trust created by Peder Wallenberg under the laws of the Island of Guernsey, Channel Islands ("Wallenberg Trust")



-------------------------
(2) Elmwood is a wholly owned subsidiary of Domain. Elmwood owns 75% of the class A shares of Hammerwood stock and 100% of the class B shares of Hammerwood stock, Elmwood exerts approximately 97.73% of the aggregate voting power represented by all of the outstanding shares of capital stock of Hammerwood. Therefore, this figure represents 97.73% of the amount Common Stock beneficially owned by Hammerwood.

(3) Assumes the conversion of the Note and its accrued interest thereon by Maida Vale on the date of this statement.

has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Wallenberg Trust is the beneficial owner of 12,500 shares (approximately 25%) of "A" Ordinary Shares of Hammerwood, which ownership entitles the Wallenberg Trust to receive 25 percent of 99.9 percent of all dividends declared by Hammerwood and 99.9 percent of all assets of Hammerwood distributed upon any liquidation thereof. As of the date hereof, the "A" Ordinary Shares held by the Trust also entitle the Trust to 2.27% of the aggregate voting power represented by all of the outstanding shares of capital stock of Hammerwood. By the ownership of all of the issued and outstanding "B" Ordinary Shares of Hammerwood, Domain is entitled to approximately 97.73% of the aggregate voting power represented by all of the outstanding shares of capital stock of Hammerwood, 75 percent of 99.9 percent of all dividends declared by Hammerwood and .1 percent of all assets of Hammerwood distributed upon any liquidation thereof.

(e) In December, 1996, Wallenberg ceased to be a beneficial owner of any shares of Common Stock.

Item 6. Contracts, Arrangements, Underwritings or Relationships with Respect to Securities of the Issuer.

                  As described in Item 3 above, prior to the closing of the Transaction, Maida Vale is obligated to convert the Note and its accrued interest thereon into shares of Common Stock and upon the closing of the Transaction, Maida Vale will be obligated, pursuant to a voting agreement, to vote such shares, for a period of two years from the date of the voting agreement, in accordance with Datamatics' instructions as to the election of directors nominated by Datamatics. Upon the closing of the Transaction, Datamatics will be obligated, pursuant to a voting agreement, to vote all of its shares of Common Stock it holds, for a period of two years from the date of the voting agreement, in accordance with Maida Vale's instructions as to the election of the director nominated by Maida Vale. In addition, the voting agreement will require Maida Vale to vote all of its shares of Common Stock in accordance with Datamatics' instructions, for a period of two years from the date of the voting agreement, in the case of the following potential transactions that require shareholder votes to be taken: (i) sale of all or substantially all of the Issuer's assets; (ii) the acquisition of the Issuer by another corporation or entity by consolidation, merger or other reorganization in which the holders of the Issuer's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, or any other consolidation, merger or other reorganization involving the Issuer; (iii) the liquidation, dissolution, winding-up or similar transaction of the Issuer; (iv) the amendment or proposed amendment of the articles of incorporation or bylaws of the Issuer, provided that such amendment or proposed amendment does not adversely affect the rights of Infologix or Maida Vale; (v) the reincorporation of the Issuer in a jurisdiction other than California; and (vi) any matter relating to the Issuer's European operations.

                  All other contracts, arrangement, underwriting or relationships with respect to the securities of the issuer are those previously disclosed on the Statement.


Item 7.           Material to be filed as Exhibits.

Exhibit No.                Description
-----------                -----------

99.1                       Joint Filing Agreement

99.2                       Convertible Note Subscription Agreement

99.3                       Convertible Promissory Note

                                   Signatures

         After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TALLARD INFOLOGIX N.V.

By: /s/ Jan Lindhout                                          September 8, 2000
    ---------------------------------                         ------------------
Name:  Jan Lindhout                                           Date
Title: Director

TALLARD B.V.

By: /s/ Jan Lindhout                                          September 8, 2000
    ---------------------------------                         ------------------
Name:  Jan Lindhout                                           Date
Title: Director

BANCROFT (ANTILLES) N.V.

By: Derard Limited
    ---------------------------------
Its:  Sole Director

By: /s/ Barbara Richardson                                    September 13, 2000
    ---------------------------------                         ------------------
Name:  Barbara Richardson                                     Date
Title: Director

HAMMERWOOD (B.V.I.) LIMITED

By: /s/ Barrington Trust Limited
    ---------------------------------
Its: Member of the Board of Directors

By: /s/ Barbara Richardson                                    September 13, 2000
    ---------------------------------                         ------------------
Name:  Barbara Richardson                                     Date
Title: Director

ELMWOOD INVESTMENTS HOLDINGS LTD.

By: /s/ Barbara Richardson                                    September 13, 2000
    ---------------------------------                         ------------------
Name:  Barbara Richardson                                     Date
Title: Director

DOMAIN FOUNDATION

By: /s/ Christian Bovet                                       September 13, 2000
    ---------------------------------                         ------------------
Name:    Christian Bovet                                      Date
Title:   Director

MAIDA VALE LIMITED

By: Derard Limited
    ---------------------------------
Its:   Sole Director

By: /s/ Barbara Richardson                                    September 13, 2000
    ---------------------------------                         ------------------
Name:  Barbara Richardson                                     Date
Title: Director

PEDER WALLENBERG

/s/ Peder Wallenberg                                          September 19, 2000
-------------------------------------                         ------------------
Peder Wallenberg                                              Date

                                   SCHEDULE I

INFOLOGIX

         Principal Business:           Holding company for a diversified group
                                       of investments
         Address of Principal
         Business and Principal        c/o Leith Hill B.V.
         Office:                       Lonneker Steumke 35
                                       7524 DN Enschede
                                       The Netherlands

         State of Organization:        The Netherlands

    Officer and Director of Infologix

         Tallard:                      Sole Director of Infologix

                Business Address:      c/o Leith Hill B.V.
                                       Lonneker Steumke 35
                                       7524 DN Enschede
                                       The Netherlands

                Principal Busines:     Holding company for a diversified group
                                       of investments

                Citizenship:           The Netherlands

    Controlling Persons of Infologix

         Infologix is a wholly owned subsidiary of Tallard which is wholly owned by Bancroft. Bancroft is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

TALLARD

    Principal Business:                Holding company for a diversified group
                                       of investments
    Address of Principal Business and
    Principal Office:                  c/o Leith Hill B.V.
                                       Lonneker Steumke 35
                                       7524 DN Enschede
                                       The Netherlands

    State of Organization:             The Netherlands


    Officers and Directors of Tallard

         Leith Hill B.V.:              Sole Director of Tallard B.V.

                Business Address:      Lonneker Steumke 35
                                       7524 DN Enschede
                                       The Netherlands

                Occupation:            Provides Director Services

                Citizenship:           The Netherlands

    Controlling Persons of Tallard

         Tallard is wholly owned by Bancroft, which is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and
         Item 5 hereof.

BANCROFT

    Principal Business:                Holding company for a diversified group
                                       of investments

    Address of Principal
    Business and Office:               Caracasbaaiweg 199
                                       P.O. Box 6050
                                       Curaco, Netherlands Antilles

    State of Organization:             The Netherlands Antilles

    Officers and Directors of Bancroft

         Barbara Mary Richardson:      Director of Bancroft

                Business Address:      P.O. Box 546
                                       28-30 The Parade
                                       St. Helier, Jersey JE4 8XY
                                       Channel Islands

                Occupation:            Senior Trust Manager

                Citizenship:           Great Britain

         Martyn David Crespel:         Director of Bancroft

                Business Address:      28-30 The Parade, St. Helier,
                                       Jersey, JE4 8XY Channel Islands

                Occupation:            Registered Trust and Estate Practitioner

                Citizenship:           Great Britain


         Antonius Knipping:            Director of Bancroft

                Business Address:      Louies de Colignyloan 4
                                       Curaco, Netherlands Antilles

                Occupation:            Attorney

                Citizenship:           The Netherlands


         Derard Limited:               Director of Bancroft

                Business Address:      Tropic Isle Building
                                       Wickhams Cay, Tortola
                                       British Virgin Islands

                Occupation:            Limited company providing corporate
                                       directorship

                State of Organization: British Virgin Islands

    Controlling Persons of Bancroft

         Bancroft is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

HAMMERWOOD

         Principal Business:           Holding company for a diversified group
                                       of investments
         Address of Principal
         Business and Office:          Tropic Isle Building
                                       Wickhams Cay, Tortola
                                       British Virgin Islands

         State of Organization:        The British Virgin Islands

    Officers and Directors of Hammerwood

         Barrington Trust Limited:     Director of Hammerwood

         Address of Principal
         Business and Office:          Tropic Isle Building
                                       Road Town, Tortola
                                       British Virgin Islands

         Principal Business:           Limited company providing corporate
                                       directorship

         State of Organization:        The British Virgin Islands

         Bayard Trust Company
         Limited:                      Secretary of Hammerwood

         Address of Principal
         Business and Office:          28-30 The Parade
                                       St. Helier, Jersey

         Principal Business:           Trust Company

         State of Organization:        Jersey

    Martyn David Crespel:              Director of Hammerwood

                Business Address:      28-30 The Parade, St. Helier,
                                       Jersey, JE4 8XY Channel Islands

                Occupation:            Registered Trust and Estate Practitioner

                Citizenship:           Great Britain

    Barbara Mary Richardson:           Director of Hammerwood

                Business Address:      P.O. Box 546
                                       28-30 The Parade
                                       St. Helier, Jersey JE4 8XY
                                       Channel Islands

                Occupation:            Senior Trust Manager

                Citizenship:           Great Britain

    Johannes Burger:                   Director of Hammerwood

                Business Address:      Marxer & Partner
                                       Heligkreuz 6
                                       Postfach 484
                                       FL 9490 Vaduz
                                       Furstentum
                                       Liechtenstein

                Occupation:            Attorney

                Citizenship:           Liechtenstein

    Christian Bovet:                   Director of Hammerwood

                Business Address:      17 Rue de la Mairie
                                       CH-1207
                                       Geneva
                                       Switzerland

                Occupation:            Professor

                Citizenship:           Switzerland

    Controlling Persons at Hammerwood

         Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

ELMWOOD

         Principal Business:           Holding company for a diversified group
                                       of investments
         Address of Principal
         Business and Office:          Tropic Isle Building
                                       Wickhams Cay, Tortola
                                       British Virgin Islands

         State of Organization:        The British Virgin Islands

    Officers and Directors of Elmwood

         William Rann Kennedy:         Director of Elmwood

                Business Address:      28-30 The Parade, St. Helier,
                                       Jersey, JE4 8XY Channel Islands

                Occupation:            Senior Trust Manager

                Citizenship:           Great Britain

         Barbara Mary Richardson:      Director of Elmwood

                Business Address:      28-30 The Parade, St. Helier,
                                       Jersey, JE4 8XY Channel Islands

                Occupation:            Senior Trust Manager

                Citizenship:           Great Britain

         Penelope Ann Bromley:         Director of Elmwood

                Business Address:      28-30 The Parade, St. Helier,
                                       Jersey, JE4 8XY Channel Islands

                Occupation:            Senior Trust Manager

                Citizenship:           Great Britain

         Nicholas Robert Landor:       Director of Elmwood

                Business Address:      28-30 The Parade, St. Helier,
                                       Jersey, JE4 8XY Channel Islands

                Occupation:            Managing Director of the Insinger Trust
                                       (Jersey) Limited

                Citizenship:           Great Britain

    Controlling Persons at Elmwood

         Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

MAIDA VALE

         Principal Business:           Investment Holding Company

         Address of Principal
         Business and Office:          Tropic Isle Building
                                       Road Town, Tortola
                                       British Virgin Islands

         State of Organization:        The British Virgin Islands

    Officers and Directors of Maida Vale

         Derard Limited:               Director of Maida Vale

         Address of Principal
         Business and Office:          Tropic Isle Building
                                       Road Town, Tortola
                                       British Virgin Islands

         Principal Business:           Limited company providing corporate
                                       directorship

         State of Organization:        The British Virgin Islands

    Controlling Persons at Maida Vale

         Maida Vale is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

DOMAIN

         Principal Business:           Enterprise foundation for management of
                                       investments

         Address of Principal
         Business and Office:          Heiligbreug 6
                                       PostBach 484, Flando Vadug
                                       Liechtenstein

         State of Organization:        Liechtenstein

    Officers and Directors of Domain

         Fredrik Wallenberg:           Board Member of Domain Foundation

                Business Address:      Lingfield AB
                                       Odelsberg VAG 9
                                       13440 Gustavsberg
                                       Sweden

                Occupation:            Student

                Citizenship:           Sweden

         Martyn Crespel:               Board Member of Domain

                Business Address:      28-30 The Parade, St. Helier,
                                       Jersey, JE4 8XY Channel Islands

                Occupation:            Registered Trust and Estate Practitioner

                Citizenship:           Great Britain

         Christian Bovet:              Board Member of Domain

                Business Address:      17 Rue de la Mairie CH 1207
                                       Geneva, Switzerland

                Occupation:            University Professor

                Citizenship:           Switzerland

         Johannes Burger:              Director of Hammerwood

                Business Address:      Marxer & Partner
                                       Heligkreuz 6
                                       Postfach 484
                                       FL 9490 Vaduz
                                       Furstentum
                                       Liechtenstein

                Occupation:            Attorney

                Citizenship:           Liechtenstein

    Controlling Persons at Domain

         Domain is controlled solely by its members of its board. Domain is an enterprise foundation created under the laws of Liechtenstein, created for the purpose of managing investments. There are no beneficiaries or any persons with a beneficial interest in Domain.

WALLENBERG

         Occupation: Investor in a diversified group of international companies.

         Address:    Lemshaga Sateri
                     134 61 Ingaro
                     Sweden

         Citizen:    Sweden